EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made, entered into and effective this 7th day of April, 2014 (the “Effective Date”) by and between Kogeto, Inc., a Nevada corporation and its successors and assigns (the “Company”), and John Clark (“Executive”).

WITNESSETH:

The Company desires to employ Executive, and Executive desires to enter into this Agreement and to accept such employment, subject to the terms and provisions of this Agreement. Accordingly, the Company and Executive hereby agree as follows:

1)            Employment. The Company offers and Executive accepts employment with the Company upon the terms and conditions hereinafter set forth, which terms and conditions shall supersede any other oral or written employment agreement(s) and addendums thereto entered into by and between the Company, Executive and any other party prior to the date of this Agreement and any and all rights and obligations of the Company, Executive and any such other party under such employment agreements and addendums, if any, shall be extinguished as of the Effective Date.

2)            Date And Term. The term of Executive’s employment hereunder with the Company (the “Term”) shall commence as of the Effective Date and continue through April 7, 2016, unless terminated earlier as provided in Section 5 below. This Agreement shall renew automatically for successive one-year periods unless either party provides at least thirty (30) days written notice of termination at the expiration of the term, unless terminated earlier pursuant to Section 5.

3)            Position And Duties. After an initial trial period to be completed on May 1, 2014, Executive shall serve as Chief Financial Officer of the Company, and shall have such duties and responsibilities as are customarily assigned to individuals serving in such position and such other duties consistent with Executive’s title and position as the Board of Directors of the Company (the “Board”) specifies from time to time.  Executive shall devote all of his skill, knowledge, commercial efforts and business time to the conscientious and good faith performance of his duties and responsibilities for the Company to the best of his ability. Executive’s services shall be performed at such Company locations as may be agreed upon by Executive and the Company. During Executive’s employment with the Company, Executive shall be governed by and be subject to, and Executive hereby agrees to comply with, all Company policies applicable to employees generally or to employees at Executive’s grade level, including without limitation, any Code of Business Ethics and Conduct adopted by the Company, in each case, as any such policies may be amended from time to time in the Company’s sole discretion (collectively, the “Policies”).

4)            Compensation And Expense Reimbursement.

a)            Base Salary and Annual Bonus. For all services rendered by Executive under this Agreement, the Company shall pay Executive an annual base salary of $125,000 (“Base Salary”). Executive’s Base Salary shall be payable in equal monthly installments in accordance with the normal payroll practices of the Company. During the Term, Executive will also be entitled to an annual bonus (“Annual Bonus”) which shall be determined by the Compensation Committee of the Board (the “Compensation Committee”), which Annual Bonus for any fiscal year shall be paid to Executive on April 15 of the year following the close of such fiscal year. At Company’s option and as determined by the Compensation Committee, the Annual Bonus shall be paid up to 25% in cash and up to 75% in such number of unregistered shares of the common stock, par value $0.001 per share, of the Company (“Kogeto Stock”) obtained by dividing such 75% portion of the Annual Bonus amount by the average of the daily closing price per share (the “Award Price Per Share”) of the Kogeto Stock (adjusted appropriately for any stock split, stock dividend, recapitalization, reclassification or similar transaction that is effected or for which a record date occurs), as reported on the OTCQB, OTCQX, NASDAQ, NYSE/Euronext or such other over the counter market or national stock exchange on which the Kogeto Stock is then primarily listed or quoted, for each of the ten (10) consecutive trading days for which a price is quoted ending on (and including) the trading day that occurs two (2) trading days prior to (and not including) the Annual Bonus payment date. At the sole discretion of the Compensation Committee, the Company may grant Executive Options (as defined below) expiring in six (6) years at an exercise price per share equal to the Award Price Per Share.

b)             Benefits. The Company shall provide to Executive, and Executive shall have the right to participate in, all Executive benefit plans and arrangements as are from time to time made available to senior executives of the Company generally (including, without limitation, such medical, disability, Director and Officer liability, and life insurance coverage as may from time to time be made so available, the Company’s 401(k) Plan, and the Company’s Stock Incentive Plan), subject to the terms and conditions of such plans and arrangements.

c)            Stock Options. In consideration of the pivotal work he will be executing for the Company, Executive will be granted options to purchase 670,187 shares of Common Stock (the “Options”) expiring six (6) years from the date of grant at an exercise price per share equal to $.50 per share under the Company’s Stock Incentive Plan. The Options will vest over three (3) years, with 2/12th of the shares vesting six (6) months from the date of issuance and 1/12th of the shares vesting every quarter (three-months) thereafter until the end of the three (3) year vesting period. It is intended that the Options shall qualify as Incentive Stock Options for Federal Income Tax purposes and shall be issued at such time the time the Company has a Stock Incentive Plan.

d)            Vacations. Executive shall annually be entitled to two (2) weeks paid vacation time (or such increased amount of time as may be determined from time to time by the Compensation Committee), with Executive’s vacations being taken in accordance with the Company’s vacation policy.

e)            Expenses. Executive shall be entitled to reimbursement for all reasonable and necessary expenditures incurred in the performance of his duties hereunder, provided that such expenditures are incurred and accounted for in accordance with the policies and procedures of the Company as may be in effect from time to time for senior executives generally.

f)            Paid Time Off.  During the Employment Period, Executive shall be entitled to paid time off on an annualized basis in accordance with the Company’s paid time off policy.  Executive shall also be entitled to Company-designated holidays.

5)            Termination of Employment.

(a)            Termination Due to Death or Disability.  Executive’s employment shall automatically terminate upon Executive’s death and may be terminated by the Company due to Executive’s Disability (as defined below in this subsection (a)).  In the event that Executive’s employment is terminated due to his Disability or death, no termination benefits shall be payable to or in respect of Executive except as provided in Section 5(f)(ii). As used herein, “Disability” shall mean the inability of Executive to perform his duties with the Company on a full-time basis for 180 days in any one-year period as a result of incapacity due to mental or physical condition as shall be determined in good faith by the Board after consultation with a physician reasonably acceptable to the Board and the Executive.

(b)            Termination by the Company for Cause.  Executive’s employment may be terminated by the Company for Cause (as defined below in this subsection (b)).  In the event of a termination of Executive’s employment by the Company for Cause, Executive shall be paid the termination benefits, as provided in clauses (x) and (z) of Section 5(f)(i).  For purposes of this Agreement, “Cause” means (i) a material breach by Executive of any provision of this Agreement; (ii) a material violation by Executive of any Policy, resulting in material injury to the Company; (iii) Executive’s willful misconduct or gross negligence that has caused or is reasonably expected to result in material injury to the business, reputation or prospects of the Company or any of its Affiliates; (iv) Executive’s material fraud or misappropriation of funds; or (v) the commission by Executive of a felony involving moral turpitude; provided that no termination under clauses (i) or (ii) shall be effective unless Company shall have given Executive notice of the event or events constituting Cause and Executive shall have failed to cure such event or events within thirty (30) business days after receipt of such notice. The Board shall give the Executive a reasonable opportunity to present it with any information he deems may be material in making a determination of termination by the Company for Cause.

(c)            Termination Without Cause.  Executive’s employment may be terminated by the Company Without Cause (as defined below in this subsection (c)) at any time.  In the event of a termination of Executive’s employment by the Company Without Cause, the Executive shall be paid the termination benefits as provided in Section 5(f)(i).  For purposes of this Agreement, a termination “Without Cause” shall mean a termination of Executive’s employment by the Company other than due to Executive’s death or Disability as described in Section 5(a) and other than for Cause as described in Section 5(b).

(d)            Termination by Executive.  Executive may resign from his employment for any reason, including for Good Reason (as defined below in this subsection (d)).  In the event of a termination of Executive’s employment by Executive’s resignation other than for Good Reason, no termination benefits shall be payable to or in respect of Executive and in the event of a termination of Executive’s employment by Executive for Good Reason, no termination benefits shall be payable to or in respect of Executive except as provided in Section 5(f)(i).  For purposes of this Agreement, a termination of employment by Executive for “Good Reason” shall mean a resignation by Executive from his employment with the Company within one hundred eighty (180) days following the initial occurrence, without Executive’s consent, of any one or more of the following events: (i) a material diminution in the Executive’s authority, duties or responsibilities; or (ii) any other material breach by the Company of any material provision of this Agreement; provided that the Executive shall have given the Company notice of the occurrence of the event or events constituting Good Reason within ninety (90) days following the initial occurrence of such event or such events and the Company shall have failed to cure such event or events (to the extent capable of being cured) within thirty (30) business days after receipt of such notice.

(e)            Notice of Termination; Date of Termination.

(i)            Notice of Termination.  Any termination of Executive’s employment by the Company or by Executive (other than as a result of Executive’s death) shall be communicated by a written Notice of Termination addressed to the other party to this Agreement.  A “Notice of Termination” shall mean a notice stating that Executive or the Company, as the case may be, is electing to terminate Executive’s employment with the Company (and thereby terminating the Employment Period), stating the proposed effective date of such termination, indicating the specific provision of this Section 5 under which such termination is being effected and, if applicable, setting forth in reasonable detail the circumstances claimed to provide the basis for such termination.  Any Notice of Termination given by an Executive must specify an effective date of termination which is at least thirty (30) days after the giving of the Notice of Termination.

(ii)            Date of Termination.  The term “Date of Termination” shall mean (i) if Executive’s employment is terminated by his death, the date of his death; and (ii) if Executive’s employment is terminated for any other reason, the effective date of termination specified in such Notice of Termination.  The Employment Period shall expire on the Date of Termination.

(f)             Payments Upon Certain Terminations.

(i)            In the event of a termination of Executive’s employment by the Company Without Cause or by Executive’s resignation from employment for Good Reason during the Employment Period, the Company shall pay to Executive (or, following his death, to Executive’s estate), within thirty (30) days of the Date of Termination, (x) his Base Salary through the Date of Termination, to the extent not previously paid; (y) the pro-rata amount of the Annual Bonus (based on the amount paid for the previous year) which is accrued through the date of termination; and (z) reimbursement for any unreimbursed business expenses incurred by Executive prior to the Date of Termination that are subject to reimbursement pursuant to the terms hereof, and payment for paid time off accrued as of the Date of Termination but unused (such amounts under clauses  (x), (y) and (z), collectively the “Accrued Obligations”).  In addition, in the event of any such termination of Executive’s employment, if Executive executes and delivers to the Company a Release and Discharge of All Claims substantially in the form attached hereto (“Release”) within 30 days after the Date of Termination (after giving effect to any time given to Executive to withdraw such Release under applicable State or Federal laws), Executive shall be entitled to the following payments and benefits (provided, however, in the event of Executive’s death following the Date of Termination but prior to delivery of the executed Release, the following payments shall be paid to Executive’s estate, notwithstanding that the Release has not been executed):

(A)            the Executive’s Base Salary (at the Base Salary being paid on the Date of Termination), for the longer of: (x) the remaining Employment Period (assuming Executive’s employment had not terminated) or (y) six (6) months (the “Severance Period”), payable in installments in accordance with the Company’s regular payroll policies for six months after the Date of Termination, with the first installment being paid on the Company’s regular pay date following the day which is 30 days after the Date of Termination (the “Payment Commencement Date”) (with the first installment being the sum of the Base Salary installments from the Date of Termination through the Payment Commencement Date and with subsequent installments being based on the Base Salary), and with the balance, if any, being paid pursuant to a lump sum payment on the one year anniversary date of the Date of Termination; and

(B)            the Executive’s Annual Bonus (at the amount of the Annual Bonus paid to the Executive for the year prior to the Date of Termination) which would have been paid to the Executive had Executive’s employment continued for the Severance Period, duly apportioned for any partial year, such amount to be payable to Executive on the one year anniversary date of the Date of Termination; and

(C)            the Executive shall automatically vest in all employee welfare and benefit plans in which the Executive was participating as of the Date of Termination and such benefits shall be paid to Executive in accordance with the terms of such plans, including, without limitation, Options issued to Executive which shall immediately vest and shall be issued to Executive as if Executive completed his employment on the third anniversary of this Agreement; and

(D)            Notwithstanding anything to the contrary contained herein, to the extent the aggregate amount to be paid to the Executive pursuant to Subsections (A) and (B) of this Section 5(f)(i) during the six (6) months following the Date of Termination exceeds two (2) times the maximum amount that may be taken into account under a qualified retirement plan pursuant to Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (“Code”), for the calendar year of such Date of Termination (the “401(a)(17) Limit”), then payment of such amount that is in excess of two (2) times the 401(a)(17) Limit shall not be paid during the sixth (6) months following the Date of Termination but instead shall be paid in a lump sum payment on the next day after the date which is six (6) months following the Date of Termination.

Executive shall not have a duty to mitigate the costs to the Company under this Section 5(f)(i), nor shall any payments from the Company to Executive hereunder be reduced, offset or canceled by any compensation or fees earned by (whether or not paid currently) or offered to Executive during the remainder of the fiscal year of the Company that includes the Date of Termination by a subsequent employer or other Person (as defined below in Section 13(k) below) for which Executive performs services, including, but not limited to, consulting services.  The foregoing shall not relieve Executive of the non-competition prohibitions provided in Section 7 below.

(ii)            If Executive’s employment shall terminate upon his death or due to Executive’s Disability, in any such case during the Employment Period, the Company shall pay to Executive (or, in the event of Executive’s death, to his estate) the Accrued Obligations within thirty (30) days following the Date of Termination.  If the Company shall terminate Executive’s employment for Cause, the Company shall pay Executive the termination benefits, as provided in clauses (x) and (z) of Section 5(f)(i).

(iii)            Except as specifically set forth in this Section 5(f), no termination benefits shall be payable to or in respect of Executive’s employment with the Company or its Affiliates.

(iv)            The Company shall have the right to apply and set off against the Accrued Obligations or any other amounts owing to Executive hereunder, any amounts owing by the Executive to the Company, whether pursuant to this Agreement or otherwise. Notwithstanding the foregoing, such set off shall not accelerate the time or schedule of a payment of Deferred Compensation except as permitted under Treasury Regulation Section 1.409A-3(j)(4)(xiii).

g)            Resignation upon Termination.  Effective as of any Date of Termination under this Section 5 or otherwise as of the date of Executive’s termination of employment with the Company, Executive shall resign, in writing, from all Board memberships and other positions then held by him, or to which he has been appointed, designated or nominated, with the Company and its Affiliates.

6)            Work Product And Confidentiality

a)            Ownership of Work Product.

(i)            Executive has attached hereto as Exhibit A a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by him prior to his employment with the Company (collectively referred to as “Prior Inventions”), which belong to Executive, which relate to the Company’s business, products or research and development, and which have not been previously assigned to the Company by Executive or are not assigned to the Company hereunder; or, if no such list is attached, Executive represents that there are no such Prior Inventions. If in the course of Executive’s employment with the Company, he incorporates into Work Product (as defined below) a Prior Invention owned by him or in which he has an interest, the Company is hereby granted and shall have an exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such Work Product.

(ii)             Executive agrees that he will promptly make full written disclosure to the Company of any and all Work Product made by Executive, either solely or jointly. The Company shall own all Work Product. To the extent permitted by law, all Work Product shall be considered work made for hire by Executive and owned by the Company.

(iii)            If any of the Work Product may not, by operation of law, be considered work made for hire by Executive for the Company or if ownership of all right, title and interest of the intellectual property rights therein shall not otherwise vest exclusively in the Company, except as prohibited by law, Executive hereby assigns, and upon creation thereof automatically assigns, to the Company, its designees, successors and assigns, all of Executive’s right, title and interest in and to Work Product.

(iv)            The Company, its designees, successors and assigns, shall have the right to obtain and hold in its or their own name copyrights, patents, registrations, and any other protection available for the Work Product, Executive agrees to assist the Company, or its designees, successors and assigns, at the Company’s expense, in every proper way to secure the Company’s rights in the Work Product and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors assigns and designees, the sole and exclusive rights, title and interest in and to such Work Product, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Executive further agrees that his obligation to execute or cause to be executed, when it is in his power to do so, any such instrument or papers shall continue after the termination of his employment. If the Company is unable because of Executive’s mental or physical incapacity or for any other reason to secure his signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Work Product or original works of authorship assigned to the Company as above, then. Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact coupled with an interest, to act for and in his behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by him.

(v)            For purposes hereof, “Work Product” shall mean inventions, original works of authorship, developments, concepts, improvements or Trade Secrets (as herein defined), whether or not patentable or registerable under copyright, patent or similar laws, which Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time he is in the employ of the Company and that are within the scope and duration of his employment. Executive hereby irrevocably relinquishes for the benefit of the Company and its assigns any moral rights in all Work Product recognized by applicable law. Executive shall not incorporate any invention, original work of authorship, development, concept, improvement, or trade secret owned, in whole or in part, by any third party, into any Work Product without Company’s prior written permission.

b)             Confidentiality.

(i)            Executive shall maintain in strict confidence, shall not use or disclose (except as required to perform Executive’s duties under this Agreement), and shall assist and comply with all Company efforts, procedures, and programs to maintain the secrecy of all Trade Secrets and Confidential Information of the Company, its affiliates and customers.

(ii)            For purposes of this Agreement, the term “Trade Secrets” means any scientific or technical information, design, process, procedure, formula, other information described below in this Section, or improvement that derives independent economic value from not being generally known, and not being readily ascertainable through proper means, to the Company’s competitors or any other person or entity that can obtain economic value from its use. To the fullest extent consistent with the foregoing, and otherwise lawful, Trade Secrets shall include, without limitation, information and documentation pertaining to the design, specifications, capacity, testing, installation, implementation and customizing techniques and procedures concerning the Company’s present and future products and services. This includes, but is not limited to:

(A)            software (including source and object code), algorithms, inventions, designs, concepts, discoveries, improvements, computer processing systems, techniques, methodologies, formulas, processes, compilations of information, data, models, photographs, know-how, machines, plans, techniques, user documentation, functional overviews, screen layouts, report layouts, processing flow charts and other work products, drawings, proposals, job notes, reports, records, and specifications, whether the foregoing have been developed by or for the Company or otherwise obtained by the Company;

(B)            customer or prospective customer or referral lists and contact information, agreements, prospects, strategies, purchase needs, preferences and habits, plans, records, files, or other similar information;

(C)            project agreements, product agreements, service agreements, sates contracts, licenses, negotiations, strategies, plans, records, forms or files;

(D)            Company policy and operating manuals or procedures, work-flow systems, product-design processes and systems and strategies for providing services;

(E)            Company performance or financial statements or other such information;

(F)            product, application and service price lists, forms, contracts, marketing or other research and development data and the results thereof or related information; and

(G)            product, application and service testing or evaluation results or similar information.

(iii)            For purposes of this Agreement, the term “Confidential Information” means any data or information and documentation, in addition to that which is a Trade Secret, that is valuable to Company and not generally known to the public, including but not limited to:

(A)            financial information, including but not limited to earnings, assets, debts, prices, fee structures, volumes of purchases or sales, or other financial data, whether relating to Company generally, or to particular products, services, geographic areas, or time periods;

(B)            supply and service information, including but not limited to information concerning the goods and services utilized or purchased by Company, names and addresses of suppliers, terms of supplier service contracts, or of particular transactions, or related information about potential suppliers, to   the extent that such information is not generally known to the public, and to the extent that the combination of suppliers or use of particular suppliers, though generally known or available, yields advantages to Company the details of which are not generally known;

(C)            marketing information, including but not limited to details about ongoing or proposed marketing programs or agreements by or on behalf of Company, marketing forecasts, results of marketing efforts or information about impending transactions;

(iv)            Executive may not, directly or indirectly use, disclose or disseminate to any other person, organization or entity or otherwise use any Trade Secrets or Confidential Information, except as specifically required in the performance of his duties for the Company.

(v)            Executive may not disclose to the Company, use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he has returned all property and confidential information belonging to all prior employers.

(vi)              Executive agrees that he will not, during his employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that Executive will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity. Further, Executive agrees to abide by all lawful provisions of any covenants not to compete that he may have with prior employers,

c)            Return of Materials. Upon the request of the Company and, in any event, upon the termination of Executive’s employment, Executive shall deliver to Company all memoranda, notes, records, drawings, daily or monthly appointment calendars (regardless of how kept), manuals, disks and other documents and media, regardless of form, that contain Work Product, Trade Secrets, Confidential Information, or otherwise relate to the Company’s business. Executive shall not retain any such materials (whether in original or duplicated form) following such delivery.

7)            Partial Restraint on Post-termination Competition.

a)             Definitions.  For the purposes of this Section 7, the following definitions shall apply:

“Competitor” means any business, individual, partnership, joint venture, association, firm, corporation or other entity, other than the Company and its affiliates, that is engaging or actively planning to engage, wholly or partly, in activities (“Competitive Activities”) that directly compete or would compete with the Company or its affiliates in the Company Activities (as hereinafter defined) in the Territory (as hereinafter defined).

“Competitive Position” means (i) the direct or indirect ownership or control of all or any portion of a Competitor; or (ii) any employment or independent contractor arrangement with any Competitor whereby Executive will serve such Competitor in any managerial, sales, executive or consultant capacity with respect to Competitive Activities in the Territory.

“The Company Activities” means the businesses conducted by Kogeto Inc., including, without limitation, (i) production of a 360 degree or panoramic lens for any electronic device; (ii) software displaying of 360 degree or panoramic images; or (iii) any social networking software relating to the sharing of 360 degree or panoramic images.

“Non-Compete Period” or “Non-Solicitation Period” means the period beginning with the Commencement Date and ending one (1) year after the Date of Termination, no matter whether terminated by the Company or by the Executive any reason or no reason.

“Territory” means the states, provinces and territories in the countries in which Kogeto, Inc. and its Subsidiaries or Affiliates operates with respect to each of the Company Activities.

b)            Non-Competition.

(i)            The parties hereto acknowledge that Executive, by virtue of his position with and responsibilities to the Company, is engaging and is expected to continue to engage during the Term in the Company Activities throughout the Territory and has executive management responsibilities with respect to the Company responsibilities which extend throughout the Territory.  Executive acknowledges that to protect adequately the interest of the Company in the business of the Company it is essential that any non-compete covenant with respect thereto cover all the Company Activities and the entire Territory.

(ii)            Executive hereby agrees that, during the Non-compete Period, Executive will not, either directly or indirectly, alone or in conjunction with any other party, accept or enter into a Competitive Position.  Executive shall notify the Company promptly in writing if Executive receives an offer of a Competitive Position during the Non-compete Period, and such notice shall describe all material terms of such offer.

Nothing contained in this Section 7 shall prohibit Executive from acquiring not more than five percent (5%) of any company whose common stock is publicly traded on a national securities exchange or in the over-the-counter market.

c)            Severability.  If a judicial or arbitral determination is made that any of the provisions of this Section 7 constitutes an unreasonable or otherwise unenforceable restriction against Executive the provisions of this Section 7 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to Executive.  In this regard, Executive hereby agrees that any judicial or arbitral authority construing this Agreement shall sever or reform any portion of the Territory, any prohibited business activity or any time period from the coverage of this Agreement to allow the covenants in this Section 7 to be enforced to the maximum extent authorized by law, and shall then enforce the covenants in this Section 7 as so severed or reformed.

d)            Reasonable Restrictions.  Executive acknowledges that the restrictions and covenants contained in this Agreement are reasonably necessary to protect the goodwill and legitimate business interests of the Company, are not overbroad, overlong, or unfair (including in duration and scope), and will not curtail Executive’s ability to earn a livelihood upon Executive’s termination of employment with the Company.

8)             Non-Solicitation of Employees and Customers.  During the period of Executive’s employment with the Company and for the two-year period following the termination of his employment, Executive shall not, directly or indirectly, by himself or through any third party, whether on Executive’s own behalf or on behalf of any other Person or entity, (i) solicit or endeavor to solicit, employ or retain; (ii) interfere with the relationship of the Company or any of its Affiliates with; or (iii) attempt to establish a business relationship with (A) any natural person who is or was (during Executive’s employment with the Company) an employee or engaged by the Company or any Affiliate to provide services to it, or (B) any customer of the Company or any of its Affiliates who was a customer at any time during which Executive was an employee of the Company.

9)             Injunctive Relief with Respect to Covenants; Forum, Venue and Jurisdiction.  Executive acknowledges and agrees that a breach by Executive of any of Section 6, 7, or 8, is a material breach of this Agreement and that remedies at law may be inadequate to protect the Company and its Affiliates in the event of such breach, and, without prejudice to any other rights and remedies otherwise available to the Company, Executive agrees to the granting of injunctive relief in the Company’s favor in connection with any such breach or violation without proof of irreparable harm, plus attorneys’ fees and costs to enforce these provisions.  Executive further acknowledges and agrees that the Company’s obligations to pay Executive any amount or provide Executive with any benefit or right pursuant to Section 5 is subject to Executive’s compliance with Executive’s obligations under Sections 6 through 8 inclusive, and that in the event of a breach by Executive of any of Section 6, 7, or 8, the Company shall immediately cease paying such benefits and Executive shall be obligated to immediately repay to the Company all amounts theretofore paid to Executive pursuant to Section 5.  In addition, if not repaid, the Company shall have the right to set off from any amounts otherwise due to Executive any amounts previously paid pursuant to Section 5(f) (other than the Accrued Obligations).  Executive further agrees that the foregoing is appropriate for any such breach inasmuch as actual damages cannot be readily calculated, the amount is fair and reasonable under the circumstances, and the Company would suffer irreparable harm if any of these Sections were breached.  All disputes not relating to any request or application for injunctive relief in accordance with this Section 9 shall be resolved by arbitration in accordance with Section 13(b).

10)            Assumption of Agreement.  The Company shall require any Successor thereto, by agreement in form and substance reasonably satisfactory to Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to compensation from the Company in the same amount and on the same terms as Executive would be entitled hereunder if the Company had terminated Executive’s employment Without Cause as described in Section 5, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

11)            Indemnification.

Except to the extent, if any, prohibited by law, the Company shall indemnify Executive against expenses (including attorneys’ fees of counsel selected by Executive), judgments, fines and amounts paid in settlement actually and reasonably incurred by Executive in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which Executive was, is, or is threatened to be, made a party by reason of facts which include Executive’s being or having been an employee, officer, director or agent of the Company or any Affiliates.  Except to the extent, if any, prohibited by law, the Company shall pay expenses (including attorneys’ fees of counsel selected by Executive) actually and reasonably incurred by Executive in defending any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by Executive to repay such amounts so paid on Executive’s behalf if it shall ultimately be determined that Executive is not entitled to be indemnified by the Company for such expenses under applicable law.  The provisions of this Section 11 shall (i) survive termination of this Agreement; and (ii) not be deemed exclusive of any other indemnification or expense rights to which Executive may be entitled.

12)            Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes and replaces any other oral or written agreement with the Company or any predecessor thereof.  All prior correspondence and proposals (including, but not limited to, summaries of proposed terms) and all prior promises, representations, understandings, arrangements and agreements relating to such subject matter are merged herein and superseded hereby.  The covenants and agreements set forth in Sections 5, 6, 7, 8, 9, 11, 12, and 13, of this Agreement shall survive any termination of this Agreement or expiration of the term of this Agreement.

13)            Miscellaneous.

a)            Binding Effect; Assignment.  This Agreement shall be binding on and inure to the benefit of the Company and its Successors and permitted assigns.  This Agreement shall also be binding on and inure to the benefit of Executive and his heirs, executors, administrators and legal representatives.  This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto.  The Company may effect such an assignment without prior written approval of Executive upon the transfer of all or substantially all of its business and/or assets (by whatever means), provided that the Successor to the Company shall expressly assume and agree to perform this Agreement in accordance with the provisions of Section 10.

b)            Arbitration.  The Company and Executive agree that any dispute or controversy arising under or in connection with this Agreement shall be resolved by final and binding arbitration before the American Arbitration Association (“AAA”).  The arbitration shall be conducted in accordance with AAA’s National Rules for the Resolution of Employment Disputes then in effect at the time of the arbitration.  The arbitration shall be held in the general New York City metropolitan area.  The dispute shall be heard and determined by one arbitrator selected from a list of arbitrators who are members of AAA’s Regional Employment Dispute Resolution roster.  If the parties cannot agree upon a mutually acceptable arbitrator from the list, each party shall number the names in order of preference and return the list to AAA within ten (10) days from the date of the list.  A party may strike a name from the list only for good cause.  The arbitrator receiving the highest ranking by the parties shall be selected.  Depositions, if permitted by the arbitrator, shall be limited to a maximum of two (2) per party and to a maximum of four (4) hours in duration.  The arbitration shall not impair either party’s right to request injunctive or other equitable relief in accordance with Section 9 of this Agreement.

c)            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to principles of conflicts of laws.

d)            Taxes.  The Company may withhold from any payments made under this Agreement all applicable taxes, including, but not limited to, income, employment and social insurance taxes, as shall be required by law.

e)             Amendments.  No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Company and is agreed to in writing by Executive.  No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.

f)            Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

g)             Notices.  Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing; (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested; (iii) deemed to have been received on the date of delivery or, if mailed, on the third business day after the mailing thereof; and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

(i)            If to the Company, to it at:

KOGETO, Inc.

Attention:            Chief Executive Officer

51 Wooster St. | 2nd Floor

New York, NY 10013

(ii)            if to Executive, to his residential address as currently on file with the Company.

h)             Voluntary Agreement; No Conflicts.  Executive represents that he is entering into this Agreement voluntarily and that Executive’s employment hereunder and compliance with the terms and conditions of this Agreement will not conflict with or result in the breach by Executive of any agreement to which he is a party or by which he or his properties or assets may be bound.

i)            Counterparts/Facsimile.  This Agreement may be executed in counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

j)            Headings.  The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.

k)             Certain Other Definitions.

“Affiliate” with respect to any Person, means any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the first Person, including, but not limited to, a Subsidiary of any such Person.

“Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”):  with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Person” any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

“Subsidiary”  with respect to any Person, each corporation or other Person in which the first Person owns or Controls, directly or indirectly, capital stock or other ownership interests representing fifty percent (50%) or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

“Successor” of a Person means a Person that succeeds to the assets and liabilities of Kogeto, Inc. by merger, liquidation, dissolution or otherwise by operation of law, or a Person to which all or substantially all the assets and/or business of Kogeto, Inc. are transferred.

l)             The Employment Agreement is intended to comply with, or otherwise be exempt from, Section 409A.  The Company shall undertake to administer, interpret, and construe the Employment Agreement in a manner that does not result in the imposition to the Executive of additional taxes or interest under Section 409A.

m)            With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, the Executive, as specified under the Employment Agreement, such reimbursement any expenses or provision of in-kind benefits that are Deferred Compensation shall be subject to the following conditions: (A) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Internal Revenue Code of 1986 and related regulations; (B) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (C) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

n)             “Termination of employment,” “termination,” “resignation” or words of similar import, as used in the Employment Agreement mean, for purposes of any payments of Deferred Compensation under the Employment Agreement, the Executive’s “separation from service” as defined in Section 409A; provided that for this purpose, a “separation from service” is deemed to occur on the date that the Company and the Executive reasonably anticipate that the level of bona fide services the Executive would perform after that date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services provided in the immediately preceding thirty-six (36) months.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement, personally and as corporate officer thereunto duly authorized on the day and year first set forth above.

EXECUTIVE:	KOGETO INC.

/s/ John Clark	By:	/s/ Jeff Glasse
John Clark	Name:	Jeff Glasse
	Title:	Chairman and Chief Executive Officer

EXHIBIT A

Prior Works and Inventions